UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 29, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 29, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 28, 2010
10-26-TR

Teck Reports Serious Incident at Greenhills

Vancouver, BC –Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported that an explosion occurred in the coal dryer at Teck’s Greenhills coal mine near Elkford British Columbia today at approximately 3.15 p.m.  All employees, visitors and contractors have been accounted for.  Four employees have been treated for minor smoke inhalation.  Teck has mobilized teams to control a brush fire triggered by the explosion.  The cause of the accident is not known at this time. Damage to the dryer building is extensive.  It is expected to be several days before the damage can be fully assessed and the extent of the interruption of production at Greenhills can be estimated.

Regulatory agencies and authorities have been notified.

Teck has an 80% interest in Greenhills.  Greenhills’s planned 2010 production was approximately 4.3 million tonnes of metallurgical coal, of which Teck’s share is approximately 3.4 million tonnes.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

For further information please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Resources Limited
(604) 699-4014
greg.waller@teck.com